Arotech Corporation

1229 Oak Valley Drive
Ann Arbor, Michigan 48108
Tel: (800) 281-0356 Fax: (734) 761-5368
http://www.arotech.com
Nasdaq National Market: ARTX
Writer’s direct dial: +972-2-990-6623
Writer’s direct fax: +972-2-990-6688
Writer’s e-mail: yaakovh@arotech.com

Yaakov Har-Oz Senior Vice President and General Counsel _______ Admitted in New York and Israel

August 14, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Russell Mancuso, Branch Chief

Re:        Arotech Corporation
Supplemental Response to Amendment No. 1
Registration Statement on Form S-1
Filed July 25, 2006
File No. 333-133697

Dear Mr. Mancuso:

This letter sets forth the responses of Arotech Corporation (“we” or “Arotech”) to the comment contained in the letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Staff”) dated August 11, 2006 and addressed to Thomas J. Paup, with respect to the supplemental response by Arotech dated July 27, 2006 to the Staff’s comment letter dated July 27, 2006.

For the convenience of the Staff, we have quoted the Comment Letter in italics below, after which our responses appear in regular roman typeface.

RESPONSES TO COMMENT LETTER

Selling Shareholders, Page 27

1.
We note your response to our prior comment 1. However, your previous amendment disclosed that the registration rights agreements required you to register 130% of the underlying shares. Your new disclosure states that the agreements require you to register 325%. It is generally inconsistent with Section 5 of the Securities Act to negotiate the modification of terms of a private transaction while the related shares are the subject of a pending registration statement. Please tell us how your modifications were consistent with Section 5.

The Company hereby advises the Staff on a supplemental basis that there have not been any modifications or amendments to the registration rights agreements since the date of the filing of the Registration Statement. As we stated in our previous response letter to the Staff, the reason for the increase in the number of shares included in the registration statement was the result of a decrease in the share price of the Company’s common stock since the date of the initial filing of the Registration Statement. On the date of the initial filing, the Company’s share price was $5.74 per share (on a post split basis) and the Company’s share price on the date of the filing of Amendment No. 1 was $2.97 per share. As a result of the decrease in the per share purchase price, the number of shares issuable to the selling stockholders since the date of the initial filing of the Registration Statement has increased and in order for the Company to require the conversion of the notes into shares of the Company’s common stock pursuant to the terms of the notes and the registration rights that were entered into the Company in September 2005, the date of the closing of the private placement, the Company is registering that number of shares that may be issued through the term of the notes. In addition, in order to protect against a possible decrease in the price of the Company’s common stock following the effectiveness of the Registration Statement, the Company is registering an additional number of shares that may be issuable if such decrease does occur. As a result, the number of shares included in Amendment No. 1 is higher than the number of shares included in the initial filing.

In the section entitled “About the Offering - Shares Underlying Convertible Notes,” the Company stated as follows (emphasis added):

[B]ecause the price of our stock has been lower than we had anticipated when we filed the 2005 registration statement, and because of the prepayment of the payments due September 30, 2007, November 30, 2007, January 31, 2008, and March 31, 2008, as well as a small portion of the payment due July 31, 2007, we no longer have shares available for issuance under the 2005 registration statement and will not be able to require conversion into shares of our common stock in respect of future payments unless we register for resale additional shares of our common stock. Accordingly, we deem it prudent to register an additional 325% of the number of shares originally issuable upon conversion of the notes based upon a conversion price of $14.00 per share in this registration statement.

In the “Selling Stockholders” table contained in Amendment No. 1, the Company did say that “In accordance with the terms of registration rights agreements with the selling stockholders, this prospectus generally covers the resale of up to an additional 325% of the number of shares of common stock originally issuable upon conversion of the convertible notes.” The Company will be filing an amendment to the Registration Statement to incorporate by reference the Company’s Quarterly Report on Form 10-Q and in that amendment will revise the language above to eliminate the phrase “In accordance with the terms of the registration rights agreement with the selling stockholders.”

In sum, the registration rights agreement does not require that the Company register an additional 325% of the number of shares originally issuable upon conversion of the notes based upon a conversion price of $14.00 per share and has not in any way been modified or amended.

2.	Please quantify for us the proceeds that you have or will receive from Smithfield Fiduciary LLC for the securities being sold pursuant to this registration statement.

The Company hereby advises the Staff that as stated in the Registration Statement under “Use of Proceeds,” the Company will not receive any of the proceeds received by Smithfield Fiduciary LLC or any of the other selling stockholders for the sale of their shares covered by the Registration Statement. However, in the event Smithfield Fiduciary LLC or any of the other selling stockholders elect to exercise their warrants for cash, the Company would receive the exercise price of the warrants. The aggregate amount that may be received by the Company if all of the warrants were exercised for cash by all selling stockholders, including Smithfield Fiduciary LLC, would be approximately $2,480,006, which amount is disclosed in “Use of Proceeds.”

In connection with the sale of the $17.5 million of notes by the Company that closed in September 2005, Smithfield Fiduciary LLC purchased $8.0 million of the notes in September 2005. Except as described in the paragraph above, the Company has not received, nor will receive, any additional proceeds from Smithfield Fiduciary LLC in connection with the securities being registered under the Registration Statement.

If you need any additional information after reviewing the above, you can contact me at 011-972-2-990-6623, or on my cellular phone at 011-972-54-646-4808. You may also contact our outside counsel, Steven M. Skolnick, who can be reached at 1-973-597-2476 or on his cellular phone at 1-973-868-0630.

                                                Sincerely,

                                                Yaakov Har-Oz
                                                Senior Vice President and General Counsel

cc:     Robert S. Ehrlich
      Thomas J. Paup
      Steven M. Skolnick, Esq.